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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Orange 21 Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
685317109
(CUSIP Number)
John Pound
Integrity Brands Partners LLC
53 Westbourne Terrace
Brookline, MA 02446
617-731-4070

With a copy to:

Robert Birnbaum, Esp.
Paul Bork, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 2. Identity and Background
Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Signature

CUSIP No.	685317109	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	The Integrity Brands Fund, L.P. I.R.S. Identification No. 20-3964059

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

2

CUSIP No.	685317109	Page	3	of	6

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Integrity Brands Partners LLC I.R.S. Identification No. 20-3964000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

3

CUSIP No.	685317109	Page	4	of	6

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	John Pound

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		750,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.28%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

4

CUSIP No. 685317109	Page 5 of 6 Pages
The joint statement of The Integrity Brands Fund, L.P. a Delaware limited partnership (the “Fund”), Integrity Brands Partners LLC, a Delaware limited liability company (the “General Partner”) and John Pound, the manager of the General Partner (collectively with the Fund and General Partner, the “Reporting Persons”) on Schedule 13D dated May 22, 2006, in respect of the common stock, par value $0.0001 per share (the “Common Stock”) of Orange 21, Inc., a Delaware corporation (the “Company”), is hereby amended and supplemented as follows:
Item 2.      Identity and Background
The following sentence shall be inserted as the second to last sentence of paragraph (a):
Mr. Pound was elected a Director of the Issuer on October 12, 2006 and has served as a Director since that time.
Item 4.      Purpose of Transaction
The following paragraph shall be inserted between the second and third paragraphs of Item 4:
Effective as of October 12, 2006, the Board of Directors of the Issuer elected Mr. Pound to serve as a director and to fill a newly created vacancy on the Board. Mr. Pound was further appointed Co-Chairman.
Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following paragraph shall be added to Item 6:
On October 12, 2006 in connection with Mr. Pound’s election to the Board of Directors of the Issuer, Mr. Pound was granted an option under the Issuer’s 2004 Stock Incentive Plan (the “Plan”) to purchase up to 10,000 shares of Common Stock at an exercise price of $4.89 per share. The option becomes exercisable over a three year period, with 33 1/3% of the shares becoming exercisable on the first anniversary of the date grant (the date of grant was October 12, 2006) and the balance becoming exercisable in 24 equal monthly installments thereafter, subject to acceleration of vesting as provided under the Plan.

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 17, 2006 THE INTEGRITY BRANDS FUND, L.P.
By:	Integrity Brands Partners LLC
General Partner

By:	/s/ John Pound
John Pound
Manager

INTEGRITY BRANDS PARTNERS LLC
By:	/s/ John Pound
John Pound
Manager

JOHN POUND
By:	/s/ John Pound
John Pound